LPBP Inc.	2700 Matheson Blvd. E.
Suite 300, West Tower
Mississauga, Ontario
L4W 4V9, Canada
Telephone: 416-213-0565
Fax: 416-213-1297

January 25, 2008

All Securities Commissions

Dear Sirs:

RE:	LPBP INC. Annual Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual Meeting of Shareholders:

DATE OF MEETING:	April 11, 2008
RECORD DATE FOR NOTICE:	February 21, 2008
RECORD DATE FOR VOTING:	February 21, 2008
Beneficial Determination Date:	February 21, 2008
MATERIAL MAIL DATE:	February 28, 2008
SECURITIES entitled to vote:	Class A Common
Routine Business:	Yes [x] No [ ]
CUSIP:	502118

Yours very truly,

LPBP INC.

/s/ Theresa Cosway

Per:         Theresa Cosway
Law Clerk